SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2009

PRANA BIOTECHNOLOGY LIMITED
(Name of Registrant)

Level 2, 369 Royal Parade, Parkville, Victoria 3052 Australia
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

        This Form 6-K is being incorporated by reference into the Registrant’s Registration Statement on Form F-3 File No. 333-116232.

PRANA BIOTECHNOLOGY LIMITED
(a development stage enterprise)

6-K Items

1.	Condensed Consolidated Financial Statements of Prana Biotechnology Limited and Subsidiaries (a development stage enterprise) as of December 31, 2008 and for the six months ended December 31, 2008 and 2007 and Operating and Financial Review and Prospects for the six months ended December 31, 2008 and December 31, 2007.

ITEM 1

PRANA BIOTECHNOLOGY LIMITED AND SUBSIDIARIES
(a development stage enterprise)

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008
IN AUSTRALIAN DOLLARS

PRANA BIOTECHNOLOGY LIMITED AND SUBSIDIARIES
(a development stage enterprise)

CONDENSED CONSOLIDATED BALANCE SHEET
(in Australian dollars)

		Unaudited	Audited
		December 31,	June 30,
	Note	2008	2008

Current Assets
Cash and cash equivalents		7,851,877	11,219,035
Trade and other receivables		70,844	120,641
Other current assets		258,937	254,325

Total Current Assets		8,181,658	11,594,001

Non-Current Assets
Plant and equipment		88,208	69,148
Other non-current assets		35,164	35,164

Total Non-Current Assets		123,372	104,312

Total Assets		8,305,030	11,698,313

Current Liabilities
Trade and other payables		1,656,807	849,113
Other financial liabilities	5	239,833	772,430
Provisions		132,967	121,082

Total Current Liabilities		2,029,607	1,742,625

Non-Current Liabilities
Provisions		102,615	89,361

Total Non-Current Liabilities		102,615	89,361

Total Liabilities		2,132,222	1,831,986

Net Assets		6,172,808	9,866,327

Equity
Issued and unissued capital	6	70,123,025	69,842,303
Reserves	7	6,736,009	6,067,740
Accumulated losses		(70,686,226)	(66,043,716)

Total Equity		6,172,808	9,866,327

The above Balance Sheet should be read in conjunction with the accompanying notes.

PRANA BIOTECHNOLOGY LIMITED AND SUBSIDIARIES
(a development stage enterprise)

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(in Australian dollars)
(Unaudited)

		Six months ended December 31,
	Note	2008	2007

Revenue from continuing operations		335,379	253,876

Intellectual property expenses		(782,474)	(235,534)
Auditor and accounting expenses		(105,974)	(207,627)
Research and development expenses		(1,537,946)	(3,642,796)
Personnel expenses		(2,265,496)	(3,404,550)
Depreciation expenses		(15,693)	(13,686)
Other expenses		(545,477)	(508,778)
Travel expenses		(187,707)	(113,574)
Public relations and marketing expenses		(118,543)	(68,276)
Foreign exchange gain (loss)		48,824	(293,180)
Gain (loss) on fair valuation of financial liabilities	5	532,597	(1,858,425)

Loss before income tax expense		(4,642,510)	(10,092,550)

Income tax expense		-	-

Loss for the period		(4,642,510)	(10,092,550)

Loss per share for loss attributable to the ordinary equity holders of the Company:		Cents	Cents

Basic loss per share	8	(2.30)	(6.18)
Diluted loss per share	8	(2.30)	(6.18)

The above Statement of Operations should be read in conjunction with the accompanying notes.

PRANA BIOTECHNOLOGY LIMITED AND SUBSIDIARIES
(a development stage enterprise)

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
(in Australian dollars)
(Unaudited)

	Six months ended December 31,
	2008	2007

Cash Flows related to Operating Activities
Payments to suppliers and employees	(3,930,670)	(6,221,635)
Interest received	420,833	198,853

Net Operating Cash Flows	(3,509,837)	(6,022,782)

Cash Flows related to Investing Activities
Payment for purchase of plant and equipment	(34,752)	(26,782)

Net Investing Cash Flows	(34,752)	(26,782)

Cash Flows related to Financing Activities
Proceeds from issue of securities	114,000	8,486,929
Capital raising costs	(7,848)	(374,783)

Net Financing Cash Flows	106,152	8,112,146

Net increase in cash and cash equivalents	(3,438,437)	2,062,582

Cash and cash equivalents at the beginning of the half year	11,219,035	7,409,256

Effects of exchange rate changes on cash and cash equivalents	71,279	(303,085)

Cash and cash equivalents at the end of the half year	7,851,877	9,168,753

The above Cash Flow Statement should be read in conjunction with the following notes.

PRANA BIOTECHNOLOGY LIMITED AND SUBSIDIARIES
(a development stage enterprise)

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(in Australian dollars)

	Issued and Unissued Capital	Reserve	Accumulated Losses	Total

As at 30 June 2007	53,988,412	4,106,821	(52,483,038)	5,612,195
Shares issued net of costs	7,136,595	-	-	7,136,595
Options issued	1,439,305	169,276	-	1,608,581
Equity to be issued	151,323	1,568,951	-	1,720,274
Transaction costs	(551,220)	-	-	(551,220)
Net loss for the period	-	-	(10,092,550)	(10,092,550)
Amortization of option expenses	-	305,969	-	305,969
Options forfeited	-	(143,133)	-	(143,133)

As at December 31, 2007	62,164,415	6,007,884	(62,575,588)	5,596,711

Shares issued net of costs	7,449,430	-	-	7,449,430
Options exercised	408,936	(408,936)	-	-
Options issued	-	1,780,235	-	1,780,235
Equity to be issued	(151,323)	(1,568,951)	-	(1,720,274)
Transaction costs	(29,155)	-	-	(29,155)
Net loss for the period	-	-	(3,468,128)	(3,468,128)
Amortization of option expenses	-	257,508	-	257,508

As at June 30, 2008	69,842,303	6,067,740	(66,043,716)	9,866,327

Shares issued net of costs	22,500	-	-	22,500
Options exercised	266,070	(152,070)	-	114,000
Options issued	-	560,000	-	560,000
Transaction costs	(7,848)	-	-	(7,848)
Net loss for the period	-	-	(4,642,510)	(4,642,510)
Amortization of option expenses	-	260,339	-	260,339

As at December 31, 2008	70,123,025	6,736,009	(70,686,226)	6,172,808

The above Statement of Changes in Stockholders’ Equity should be read in conjunction with the following notes.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in Australian dollars)

Note 1: Basis of Preparation

The general purpose financial report for the interim half year reporting period ended 31 December 2008 has been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting (“AASB 134”) and the Corporations Act 2001. This interim financial report complies with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), Australian equivalents to International Financial Reporting Standards (“A-IFRS”) and AASB 134.

This interim financial report does not include all notes of the type normally included in an annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the entity as the full financial report.

Accordingly, this report is to be read in conjunction with the Annual Report for the year ended June 30, 2008 and any public announcements made by Prana Biotechnology Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with the most recent Annual Financial Report for the year ended June 30, 2008.

Note 2: Dividends

The Company resolved not to declare any dividends in the period ended December 31, 2008.

Note 3: Segment Information

The Company’s activities are predominately within Australia and cover research into Alzheimer’s disease and other major age-related degenerative disorders.

Note 4: Contingent Liabilities and Assets

There has been no change in contingent liabilities and assets since the last annual reporting date.

Note 5: Financial Liabilities

	As at
	December 31, 2008		June 30, 2008
	No.	$	No.	$

Current liabilities Warrants for ADRs	3,000,000	239,833	3,000,000	772,430
(1 ADR = 10 Ordinary Shares)

Following a meeting of shareholders on 1 June 2004, the Company issued 4 million ADRs (1 ADR = 10 ordinary shares) and 3 million warrants to U.S. investors. The U.S. investors acquired the ADRs at a price of US$5.00 per ADR with a 3 for 4 attaching warrant. This offering raised US$20 million (A$28.9 million) before costs. The warrants are exercisable for ADRs on or before 4 June 2009 at an exercise price of US$8.00 per warrant.

Under AASB 132 paragraph 11, the warrants associated with this transaction are required to be classified as a Financial Liability, as opposed to Issued Capital, as a result of the warrants being exercisable in a foreign currency, that is a currency different to the functional currency of the Company.

Each reporting date the Financial Liability representing the warrants is required to be revalued to fair value with the movement in the fair value recorded in the Income Statement.

The Company has an obligation to issue its equity instruments, via ADR’s, to the warrant holders should they decide to exercise their warrants and remit US$8.00 per ADR. The holders of the warrants cannot force the Company to settle the contracts in cash. The classification of the warrants as liabilities, does not impact on the Company’s future liquidity requirements or ability to continue as a going concern.

Note 6: Issued and Unissued Capital

		As at
		December 31, 2008		June 30, 2008
	Note	No.	$	No.	$

Fully paid ordinary shares	(a)	202,542,381	67,421,381	301,800,240	67,140,659
Options for fully paid ordinary shares	(b)	14,279,133	2,701,644	14,279,133	2,701,644

Total Issued and Unissued Capital			70,123,025		69,842,303

(a) Fully paid ordinary shares

At the beginning of the year	201,800,240	67,140,659	151,517,978	52,726,073
Shares issued	62,500	22,500	48,888,699	14,586,026
Shares issued upon exercise of options	679,641	266,070	1,393,563	408,936
Transaction costs relating to
share issues	-	(7,848)	-	(580,376)

At the end of the year	202,542,381	67,421,381	201,800,240	67,140,659

(b) Options for fully paid
ordinary shares

At the beginning of the year	14,279,133	2,701,644	4,352,893	1,262,339
Options granted as part of
capital raising	-	-	9,926,240	1,439,305

At the end of the year	14,279,133	2,701,644	14,279,133	2,701,644

Note 7: Reserves – Share-Based Payments

	December 31, 2008		June 30, 2008
	No.	$	No.	$

Options for fully paid ordinary shares	12,372,191	4,767,012	11,051,832	4,098,743
Options for ADRs	380,000	1,515,434	380,000	1,515,434
Warrants for ADRs	320,000	453,563	320,000	453,563

(1 ADR = 10 ordinary shares)

Total Reserves - Share-Based Payments		6,736,009		6,067,740

During the half year ended December 31, 2008, the following movements in options over fully paid ordinary shares occurred:

Options
—	Grant of options to purchase 2,000,000 ordinary shares to consultants
—	Exercise of options to purchase 119,641 ordinary shares by employees
—	Exercise of options to purchase 560,000 ordinary shares by consultants

Note 8: Loss per Share

	As at
	December 31, 2008	December 31, 2007

Basic loss per share (cents)	(2.30)	(6.18)
Diluted loss per share (cents)	(2.30)	(6.18)

	$	$
a) Net loss used in the calculation of basic and
diluted loss per share	(4,642,510)	(10,092,550)

	No.	No.
b) Weighted average number or ordinary shares
outstanding during the period used in the
calculation of basic and diluted loss per share	202,067,685	163,373,104

Basic net loss per share is computed based on the weighted average number of ordinary shares outstanding. Diluted net loss per share is computed based on the weighted average number of ordinary shares outstanding, plus dilutive potential ordinary shares considered outstanding. All outstanding options and warrants have been excluded from the calculation of the diluted net loss per share because all such options and warrants were anti-dilutive.

Note 9: Net Tangible Assets

	As at
	December 31, 2008	June 30, 2008

Net Tangible Assets	$6,172,808	$9,866,327
No. of Shares	202,542,381	201,800,240

Net Tangible Assets (cents)	3.05	4.89

Note 10: Cash Flow Reconciliation

	As at
	December 31, 2008	December 31, 2007
	$	$

(a) Reconciliation of Cash Flow from Operating
Activities with Net Loss after Income Tax	(4,642,510)	(10,092,550)

Add back depreciation expense	15,693	13,686
Add back foreign exchange	(71,280)	303,085
Add back fair valuation of financial liabilities	(532,597)	1,858,425
Add back equity issued for nil consideration	842,839	-
Add back share based payments	-	1,964,924
Increases/(Decreases) in Provisions	25,139	24,900
(Increases)/Decreases in Accounts Receivable	49,797	(114,548)
(Increases)/Decreases in Other Current Assets	(4,612)	(216,322)
Increases/(Decreases) in Accounts Payable	807,694	235,618

Net Operating Cash Flows	(3,509,837)	(6,022,782)

	As at
	December 31, 2008	December 31, 2007

(b) Reconciliation of cash and cash equivalents
Cash and cash equivalents at the end of the
financial year as shown in the Cash Flow Statement
is reconciled to items in the Balance Sheet as
follows:
Cash and cash equivalents	$7,851,877	$11,219,035

Note 11: Going Concern

The consolidated entity is a development stage medical biotechnology company and as such expects to be utilizing cash until its research activities have become marketable. As at December 31, 2008, the consolidated entity incurred an operating loss of A$4,642,510 (2007 loss: A$10,092,550). As at half year end, the consolidated entity’s net assets stood at A$6,172,808 (June 2008: A$9,866,327). The consolidated entity’s cash position has decreased to A$7,851,877 from A$11,219,035 at June 30, 2008.

The Directors believe that the going concern basis of preparation is appropriate given the following reasons:

—	During the financial year ending 30 June 2009, the consolidated entity will work to further advance both the development of its core technologies, and if possible, the commercialization of those technologies. Based on the forecast cash flows approved by the Board of Directors, which excludes any cash that may be raised through further allotment of capital or through joint collaboration arrangements with third parties, the Directors believe that sufficient cash will be available to fund the consolidated entity’s operations over the 12 month period subsequent to the date of signing the financial statements.

—	At this time, the Directors are of the opinion that no asset is likely to be realized for an amount less than the amount at which it is recorded in the Balance Sheet at 31 December 2008. Accordingly, no adjustments have been made to the financial report relating to the recoverability and classification of the asset carrying amounts or the classification of liabilities that might be necessary should the consolidated entity not continue as a going concern.

Note 12: Events Subsequent to Reporting Date

No matters or circumstances have arisen since the end of the reporting period, not otherwise disclosed in this report, which significantly affected or may significantly affect the operations of the consolidated entity, the result of those operations or the state of affairs of the consolidated entity in subsequent financial years.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion and analysis includes certain forward-looking statements with respect to the business, financial condition and results of operations of our company. The words “estimate,” “project,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements within the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements. This discussion and analysis should be read in conjunction with our financial statements and notes thereto included elsewhere in this Report.

BACKGROUND

        We were incorporated under the laws of the Commonwealth of Australia on November 11, 1997. Our mission is to develop therapeutic drugs designed to treat the underlying cause of degeneration of the brain and the eye as the aging process progresses. The principal listing of our ordinary shares and listed options to purchase our ordinary shares is on the Australian Stock Exchange, or ASX. Since September 5, 2002, our American Depository Receipts, or ADRs, have traded on the NASDAQ Capital Market under the symbol “PRAN.” We have two wholly-owned subsidiaries, Prana Biotechnology Inc. and Prana Biotechnology UK Limited, incorporated in the United States and the United Kingdom, respectively, in August 2004, both of which are currently inactive.

        Our interim financial statements appearing in this report are prepared in Australian dollars and in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our interim financial statements appearing in this report comply with both IFRS as issued by the IASB and Australian equivalents to International Financial Reporting Standards, or A-IFRS. In this report, all references to “U.S. dollars” or “US$” are to the currency of the United States of America, and all references to “Australian dollars” or “A$” are to the currency of Australia.

        All of our revenues are generated in Australian dollars, except for interest earned on foreign currency bank accounts, and the majority of our expenses are incurred in Australian dollars.

OVERVIEW

        We are a development stage enterprise at an early stage in the development of our pharmaceutical products that are designed to treat the underlying causes of degeneration of the brain and the eye as aging progresses. We have incurred net losses since inception and expect to incur substantial and increasing losses for the next several years as we expand our research and development activities and move our product candidates into later stages of development. All of our product candidates are in early stages of development and we face the risks of failure inherent in developing drugs based on new technologies. The process of carrying out the development of our products to later stages of development may require significant additional research and development expenditures, including pre-clinical testing and clinical trials, as well as for obtaining regulatory approval. To date, we have funded our operations primarily through the sale of equity securities, proceeds from the exercise of options, government grants, licensing and research collaborations and interest income.

        Since completing our initial public offering and listing process on the ASX on March 28, 2000, we have concentrated our resources toward the pursuit of our disease targets. Initially we focused on clinical trials of our PBT1 compound as a therapeutic for the treatment of Alzheimer’s disease and in early August 2003, our PBT2 compound was announced as a new lead metal protein attenuating compound, or MPAC, molecule for Alzheimer’s disease.

        On April 11, 2005, we announced that we would not proceed with the scheduled Phase II/III study of PBT1 and that we had re-evaluated our further work on the PBT1 program. As part of our effort to manufacture Good Manufacturing Practice (GMP) grade PBT1 clinical trial material, we found unacceptably high levels of a di-iodo-8-hydroxyquinoline impurity that could potentially increase the risk of side-effects and mutagenic potential. We reached the conclusion that attempts to reduce the impurity to safe levels were not likely to be successful in a timely, commercially viable manner and that further development of PBT1 for the treatment of Alzheimer’s disease was not appropriate. On June 30, 2005, our Board of Directors determined that the core intellectual property relating to PBT1 had been impaired and the carrying value was written-off.

        As a result of these events, we proceeded to conduct a strategic review of our pending strategic development programs. On June 16, 2005, we announced that we had completed a review of our strategic development programs and we reaffirmed our commitment to our lead candidate for the potential treatment of Alzheimer’s disease, PBT2. We have completed two Phase I studies of PBT2 and a Phase IIa clinical trial for PBT2 in patients with Alzheimer’s disease. For additional details regarding our clinical trials see Item 4.A., “Information on the Company – History and Development of the Company,” of our Form 20-F for the year ended June 30, 2008, filed with Securities and Exchange Commission on September 25, 2008.

HIGHLIGHTS FOR THE SIX MONTHS ENDED DECEMBER 31, 2008

—	Independent commissioned report recommends PBT2 for clinical development in Huntington’s disease.

In late July 2008, we received the findings from a report commissioned by us from U.S.-based clinical researchers on the suitability of PBT2 for Huntington’s disease. The report detailed the relevance of animal modeling experiments done with PBT2, its demonstrated mode of action in the brains of Huntington’s disease model mice and its promising safety and efficacy findings in the recently completed Alzheimer’s disease Phase IIa study with PBT2. The report concluded that PBT2 was recommended to proceed to clinical trials in Huntington’s disease research participants.

—	Prana presents its preclinical PBT2 research findings at the International Conference on Alzheimer’s Disease (ICAD) on July 29, 2008.

Associate Professor Robert Cherny, our Head of Research, presented data on our lead Alzheimer’s disease drug, PBT2, at ICAD in a lecture entitled, “The 8-hydroxyquinoline analog PBT2 rapidly restores cognition and reduces soluble Abeta in Alzheimer’s transgenic mice.” Dr. Cherny described the ability of PBT2 to enter the brain, detoxifying existing Abeta and lowering the soluble load of the Abeta protein in the brain.

—	Prana presents its clinical PBT2 findings from its Phase IIa study at the International Conference on Alzheimer’s Disease (ICAD) on July 30, 2008.

Dr. Jeffrey Cummings, the Chairman of our Research and Development Advisory Board, presented the clinical findings from our Phase IIa study with PBT2 on patients with mild Alzheimer’s disease at the prestigious “Hot Topics” session at ICAD. PBT2 demonstrated safety and tolerability, reduced Abeta in the cerebrospinal fluid and improved executive function in select cognitive tests.

—	Prana’s Parkinson’s disease drug candidates presented at the Society for Neuroscience Conference.

The results of pre-clinical research with our Parkinson’s disease compounds were well received at the Society for Neuroscience conference held in Washington D.C. in November 2008. To date, several of our novel metal protein attenuating compounds (MPACs) have demonstrated the ability to substantially reduce cell loss in the critical region of the brain, the substantia nigra in two different types of animal models. Such cell loss in an affected patient is associated with decreased motor function and coordination in patients. Several of our compounds have also demonstrated the ability to improve motor coordination in animal modeling. The compounds are orally administered and demonstrate good brain penetration.

—	Company presentation at the Rodman & Renshaw 10th Annual Global Healthcare Conference.

Dr. Rudolph Tanzi, co-founding scientist of our company, was invited to the Healthcare conference in New York City in October 2008 to present our Alzheimer’s disease compound PBT2 and to give an update on our pipeline development.

SIX MONTHS ENDED DECEMBER 31, 2008 COMPARED TO SIX MONTHS ENDED DECEMBER 31, 2007

Revenue

        Revenue increased to A$335,340 for the six months ended December 31, 2008 from A$253,876 for the six months ended December 31, 2007, an increase of A$81,464 or 32.09%. The revenue in the six months ended December 31, 2008 and 2007 consisted of interest income. The increase in revenue is primarily attributable to the private placement of our ordinary shares to professional investors (within the meaning of the Australian Corporations Act 2001) in Australia and the United States in October 2007 and May 2008, which increased our cash and cash equivalents.

Research and development expense

        Research and development expense decreased to A$1,537,946 for the six months ended December 31, 2008 from A$3,642,796 for the six months ended December 31, 2007, a decrease of A$2,104,850 or 57.78%. The decrease in research and development expenses in the six months ended December 31, 2008 is primarily attributable to decreased expenditure for costs associated with the Phase IIa clinical trial. The trial commenced in December 2006 and was completed in February 2008 and the majority of expenditure related to the trial was incurred in the latter part of the trial.

Personnel expenses

        Personnel expenses decreased to A$2,265,496 for the six months ended December 31, 2008 from A$3,404,550 for the six months ended December 31, 2007, a decrease of A$1,139,054 or 33.46%. The decrease in personnel expenses is primarily attributable to decreased equity-based compensation in the form of options and shares issued to directors, employees and consultants.

Intellectual property expenses

        Intellectual property expenses increased to A$782,474 for the six months ended December 31, 2008 from A$235,534 for the six months ended December 31, 2007, an increase of A$546,940 or 232.21%. The increase in intellectual property expenses in the six months ended December 31, 2008 was primarily due to two international (PCT) patent cases entering national phase examination in many countries and the mature stage of examination reached with the patent case directed to 8-hydroxyquinoline compounds in Europe and the United States.

Auditor and accounting expenses

        Audit and accounting expenses decreased to A$105,974 for the six months ended December 31, 2008 from A$207,627 for the six months ended December 31, 2007, a decrease of A$101,653 or 48.96%. The decrease in auditor and accounting expenses in the six months ended December 31, 2008 was attributable to additional auditor fees incurred during the six months ended December 31, 2007 in connection with a Securities and Exchange Commission, or SEC, review of our annual report on Form 20-F for the fiscal year ended June 30, 2006 and responding to the comments of the SEC staff.

Travel expenses

        Travel expenses increased to A$187,707 for the six months ended December 31, 2008 from A$113,574 for the six months ended December 31, 2007, an increase of A$74,133 or 65.27%. The increase in travel expenses is primarily attributable to increased overseas travel by executives for company business meetings and by executives and consultants in connection with their attendance at the International Conference on Alzheimer’s Disease (ICAD) in July 2008.

Public relations and marketing expenses

        Public relations and marketing expenses increased to A$118,543 for the six months ended December 31, 2008 from A$68,276 for the six months ended December 31, 2007, an increase of A$50,267 or 73.62%. Our public relations and marketing expenses consist primarily of costs relating to our U.S.-based investor relations consultants. The increase in public relations and marketing expenses in the 2008 period is primarily attributable to the depreciation of the Australian dollar against the U.S. dollar during the six months ended December 31, 2008, which adversely affected the Australian dollar value of such U.S. dollar denominated expenses.

Depreciation expense

        Depreciation expense increased to A$15,693 for the six months ended December 31, 2008 from A$13,686 for the six months ended December 31, 2007, an increase of A$2,007 or 14.66%. The increase in depreciation expense is primarily attributable to additional computer equipment in the aggregate amount of A$7,970 that we purchased during the six months ended December 31, 2008.

Other expenses

        Other expenses from ordinary activities increased to A$545,477 for the six months ended December 31, 2008 from A$508,778 for the six months ended December 31, 2007, an increase of A$36,699 or 7.21%. The increase is primarily attributable to an increase in corporate compliance costs as a result of increased legal fees.

Foreign exchange gain (loss)

        We recorded a foreign exchange gain of A$48,824 for the six months ended December 31, 2008 compared to a foreign exchange loss of A$293,180 for the six months ended December 31, 2007. Foreign exchange gain (loss) reflects the impact of changes in foreign currency exchange rates on cash that we hold in U.S. dollars, Great British Pounds and Euro. In the 2008 period, the Australian dollar depreciated against the U.S. dollar, while the Australian dollar appreciated against the U.S. dollar in the 2007 period.

Gain (loss) on fair valuation of financial liabilities

        We recorded a gain on fair valuation of financial liabilities of A$532,597 for the six months ended December 31, 2008 compared to a loss on fair valuation of financial liabilities of A$1,858,425 for the six months ended December 31, 2007. The gain (loss) on fair valuation of financial liabilities relate to the five-year warrants to purchase an aggregate 3,000,000 ADRs at an exercise price of US$8.00 per ADR that were issued in connection with our private placement of securities in the United States in June 2004. The gain and loss on fair value of financial liabilities is primarily attributable to changes in the market price of our ADRs and the volatility of the ADR market price.

INFLATION AND SEASONALITY

        Management believes that inflation has not had a material impact on our company’s operations or financial condition and that our operations are not currently subject to seasonal influences.

LIQUIDITY AND CAPITAL RESOURCES

        We are a development stage company and have had no sales income to date, and as of December 31, 2008, our accumulated deficit totaled A$70,686,226. From inception until our initial public offering in March 2000, we financed our operations primarily through borrowings from two of our directors, which were repaid from the proceeds of such offering. Since our initial public offering we have financed our operations primarily through sales of equity securities, proceeds from the exercise of options, government grants, licensing and research collaborations and interest earned on investments.

        In October 2007, we raised approximately A$8.5 million (before costs) in a private placement of 29.8 million of our ordinary shares (equivalent to 3.0 million ADRs) to professional investors (within the meaning of the Australian Corporations Act 2001) and institutional investors in Australia and the United States at a price of A$0.285 per ordinary share (approximately US$2.97 per ADR) and three-year options to purchase an additional 4.94 million ordinary shares (equivalent to 494,000 ADRs) at an exercise price of A$0.37 per ordinary share (approximately US$3.85 per ADR) and an additional 4.94 million ordinary shares (equivalent to 494,000 ADRs) at an exercise price of A$0.43 per ordinary share (approximately US$4.48 per ADR).

        In May 2008, we raised approximately A$7.3 million (before costs) in a private placement of 18.13 million of our ordinary shares (equivalent to 1.8 million ADRs) to professional investors in Australia and the United States at a price of A$0.40 per ordinary share (approximately US$4.16 per ADR).

        We had A$7,851,877 of cash and cash equivalents at December 31, 2008, compared to A$11,219,035 at June 30, 2008 and A$9,168,753 at December 31, 2007.

        Net cash used in operating activities decreased to A$3,509,837 during the six months ended December 31, 2008 from A$6,022,782 during the six months ended December 31, 2007. Net cash used in operating activities primarily consists of payments to suppliers and employees. The decrease in net cash used in the 2008 period was primarily due to reduced research and development expenses as a result of the completion of the Phase IIa clinical trial in February 2008 and reduced personnel expenses as a result of decreased equity-based compensation issued to directors, employees and consultants.

        Net cash provided by financing activities was A$106,152 during the six months ended December 31, 2008 compared to A$8,112,146 during the six months ended December 31, 2007. Cash flows provided by financing activities during the six months ended December 31, 2008 is attributable to a consultant exercising options to purchase 400,000 ordinary shares at an exercise price of A$0.285 per share (before costs). Cash flows provided by financing activities during the six months ended December 31, 2007 is attributable to a private placement of our ordinary shares to professional investors in Australia and the United States in October 2007.

        Capital expenditures for the six months ended December 31, 2007 was A$34,752 and capital expenditures for the six months ended December 31, 2007 was A$26,782. These expenditures were principally for computer equipment. We currently do not have significant capital spending or purchase commitments, but we expect to continue to engage in capital spending consistent with the level of our operations.

        We believe our existing cash and cash equivalents as well as anticipated cash flow from government grants, interest income and potential option exercises will be sufficient to support our current operating plan for at least 12 months; however, we have based this estimate on assumptions that may prove to be incorrect. Our future funding requirements will depend on many factors, including, but not limited to: the potential exercise of outstanding options, costs and timing of obtaining regulatory approvals; the costs and timing of obtaining, enforcing and defending our patent and intellectual property; the progress and success of pre-clinical and clinical trials of our product candidates; and the progress and number of our research programs in development.

        We anticipate that we will require substantial additional funds in order to achieve our long-term goals and complete the research and development of our current principal pharmaceutical product candidate. In addition, we will require additional funds to pursue regulatory clearances, and defend our intellectual property rights, establish commercial scale manufacturing facilities, develop marketing and sales capabilities and fund operating expenses. We intend to seek such additional funding through public or private financings and/or through strategic alliances or other arrangements with corporate partners. We cannot, however, be certain that such additional financing will be available from any sources on acceptable terms, or at all, or that we will be able to establish new strategic alliances or other arrangements with corporate partners on acceptable terms, or at all. Any shortfall in funding could result in our having to curtail our operations, including our research and development activities, which could have a material adverse effect on our business, financial condition and results of operations.

OFF-BALANCE SHEET ARRANGEMENTS

        We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

CONDITIONS IN AUSTRALIA

        We are incorporated under the laws of, and our principal offices and research and development facilities are located in, the Commonwealth of Australia. Therefore, we are directly affected by political and economic conditions in Australia.

RISK FACTORS

        Except as described below, there have been no material changes in our risk factors reported in our Annual Report on Form 20-F for the year ended June 30, 2008.

We may require substantial additional financing in the future to sufficiently fund our operations and research.

        We have been unprofitable to date and expect to incur losses over the next several years as we expand our drug discovery and development programs and pre-clinical testing and as we conduct clinical trials of our product candidates. Our actual cash requirements may vary materially from those now planned and will depend upon numerous factors, including:

—	the continued progress of our research and development programs;

—	the timing, scope, results and costs of pre-clinical studies and clinical trials;

—	the cost, timing and outcome of regulatory submissions and approvals;

—	determinations as to the commercial potential of our product candidates;

—	our ability to successfully expand our contract manufacturing services;

—	our ability to establish and maintain collaborative arrangements; and

—	the status and timing of competitive developments.

        We anticipate that we will require substantial additional funds in order to achieve our long-term goals and complete the research and development of our pharmaceutical product candidates. In addition, we will require additional funds to pursue regulatory clearances, and defend our intellectual property rights, establish commercial scale manufacturing facilities, develop marketing and sales capabilities and fund operating expenses. We intend to seek such additional funding through public or private financings and/or through strategic alliances or other arrangements with corporate partners. However, such additional financing may not be available from any sources on acceptable terms, or at all, and we may not be able to establish new strategic alliances or other arrangements with corporate partners on acceptable terms, or at all. The current global economic climate could adversely impact our ability to obtain such funding and enter into alliances or other arrangements with corporate partners. Any shortfall in funding could result in our having to curtail or cease our operations, including our research and development activities, which would be expected to have a material adverse effect on our business, financial condition and results of operations.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prana Biotechnology Limited By: /s/ Geoffrey P. Kempler —————————————— Geoffrey P. Kempler Chief Executive Officer

        Date: February 20, 2009